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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (AMENDMENT NO. 1)*


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                             Internet America, Inc.
                ------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $0.01 per share
                ------------------------------------------------
                         (Title of class of securities)


                                    46058Y109
                        -------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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---------------------                                      ---------------------
CUSIP No. 46058Y109                 13G/A                      Page 2 of 5 Pages
---------------------                                      ---------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jack T. Smith

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)   (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER

                              396,811
 NUMBER OF          ------------------------------------------------------------
   SHARES           6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0
    EACH            ------------------------------------------------------------
 REPORTING          7     SOLE DISPOSITIVE POWER
   PERSON
    WITH                      396,811
                    ------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          441,811
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (see instructions) 9
                                                                             [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (see instructions)

          IN
--------------------------------------------------------------------------------


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---------------------                                      ---------------------
CUSIP No. 46058Y109                 13G/A                      Page 3 of 5 Pages
---------------------                                      ---------------------

Item 1(a). Name of Issuer.

           The name of the Issuer is Internet America, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices.

           The Issuer's principal executive offices are located at One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

Item 2(a). Name of Person Filing.

           This statement is being filed on behalf of Jack T. Smith.

Item 2(b). Address of Principal Business Office or, if none, Residence.

           The address of the principal business office of Mr. Smith is 100 Crescent Court, Suite 1620, Dallas, Texas 75201

Item 2(c). Citizenship.

           Mr. Smith is a citizen of the United States of America.

Item 2(d). Title of Class of Securities.

           This statement relates to shares of Common Stock, par value of $0.01 per share ("Common Stock") of the Issuer.

Item 2(e). CUSIP Number.

           The CUSIP No. for the shares of Common Stock of the Issuer is 46058Y109.

Item 3.    Not Applicable.

Item 4.    Ownership.

           As of December 31, 1999, Mr. Smith beneficially owned 441,811 shares, or 4.6%, of the Common Stock of the Issuer. At that time, Mr. Smith had the sole power to vote or to direct the vote or to dispose or to direct the disposition of 396,811 shares of the Common Stock of the Issuer. With respect to 45,000 shares of Common Stock, which are owned by Mr. Smith by virtue of his ownership of options to purchase Common Stock, no voting power exists because the options have not been exercised to purchase such shares, and no dispositive power exists because the options are not transferable except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.


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---------------------                                      ---------------------
CUSIP No. 46058Y109                 13G/A                      Page 4 of 5 Pages
---------------------                                      ---------------------

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not applicable

Item 8.    Identification and Classification of Members of the Group.

           Not applicable

Item 9.    Notice of Dissolution of Group.

           Not applicable

Item 10.   Certification.

           Not applicable


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---------------------                                      ---------------------
CUSIP No. 46058Y109                 13G/A                      Page 5 of 5 Pages
---------------------                                      ---------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: February 10, 2000


                                                     /s/ Jack T. Smith
                                                     ---------------------------
                                                     Jack T. Smith